UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13A-16 or 15D-16 of
                      the Securities Exchange Act of 1934


                               SEPTEMBER 26, 2006

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                                     TDC A/S
             (Exact name of registrant as specified in its charter)


                  NOERREGADE 21, 0900 COPENHAGEN C, DK-DENMARK
                    (Address of principal executive offices)


                                    001-12998
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


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[GRAPHIC]

Published: 18:02 25.09.2006 GMT+2 /HUGIN /Source: TDC A/S /CSE: 66LT /ISIN:
DK0010253335


TDC ACQUIRES CABEL-TV



TDC ACQUIRES ESBJERG MUNICIPALITY'S CABLE-TV AND INTERNET ASSETS AND ACTIVITIES

TDC acquires Esbjerg Municipality's Cable-TV and Internet assets and activities, a tv and internet service provider to approximately 39,000 households at the price of DKK 265m. Esbjerg Municipality's Cable-TV and Internet assets and activities is already receiving TV-programmes and broadband from TDC Kabel TV and is TDC Kabel TV's largest customer.

The transaction which is being concluded as an acquisition of assets whereby TDC acquires net and customers and takes over a number of employees, is taking place with effect from 15 November 2006. Esbjerg Municipality's Cable-TV and Internet assets and activities will strengthen TDC Kabel TV's position in Esbjerg.


For further information please contact TDC Investor Relations on +45 3343 7680.

TDC A/S
Noerregade 21
0900 Copenhagen C
DK-Denmark
tdc.com




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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                       TDC A/S
                                       -----------------------------------------
                                                     (Registrant)

   SEPTEMBER 26, 2006                            /s/ FLEMMING JACOBSEN
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        (Date)                                     Flemming Jacobsen
                                                Vice President Treasury